Exhibit 99.1

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with a
corporate seat in Amsterdam
The liability of members is limited
Dutch Registration Number: 34106455
Friday, 29 January 2010
Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5239
Fax (02) 8274 5218
The Manager
Company Announcements Office
ASX	GPO Box 3935
20 Bridge Street	Sydney NSW 2001 Australia
SYDNEY NSW 2000

Dear Sir/Madam
James Hardie will conduct a management briefing on its 3rd Quarter FY10 results on Thursday, 11 February 2010.
No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:
Time:	9.30am Australian Eastern Daylight Time (AEDT)

Local:	02 8524 6650

International:	+61 2 8524 6650
Confirmation ID for the teleconference: 53734668
URL:	http://www.ir.jameshardie.com.au/jh/results_fy_2010.jsp

Yours faithfully

Sean O’Sullivan Vice President — Investor and Media Relations